

03033392

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
SEP 26 2003
187

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Horizon Asset Securities Inc.
(Exact Name of Registrant as Specified in Charter)

0001081915
(CIK Number)

For
Current Report on Form 8-K dated as of September 25, 2003
(Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)

333-100663
(Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	Computational Materials provided by Goldman, Sachs & Co.

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

September 25, 2003

By: [signature]

Senior Vice President -Asset Securitization

EXHIBIT 99.1

Computational Materials provided by
Goldman, Sachs & Co.

[begins on next page]

CMO HYPOVANB AAP
Scenario Report (GS)


Goldman
Sachs

3.0 yr Generated: 09/09/2003 15:51:21

CUSIP	Monthly	As Of	9/03	Pricing	9/8/03	Original	135,580,000.00
Description:				Settle	9/30/03	Balance	135,580,000.00
Coupon: 4.200%				Next Proj	10/25/03	Factor	1.00000000
Collateral: Cpn 5.50	WAC 5.72	WAM 358	WALA 1	Stated Final	0/0/00	Delay	24

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		250	100	150	300	500	700	1000
	Av Life	2.990	5.576	4.223	2.663	1.962	1.626	1.335
Price	Window	10/03-5/09	10/03-9/15	10/03-6/12	10/03-8/08	10/03-1/07	10/03-5/06	10/03-11/05
99-30	Yield	4.157	4.191	4.178	4.148	4.119	4.095	4.066
99-30+	Yield	4.151	4.188	4.174	4.142	4.110	4.085	4.053
99-31	Yield	4.146	4.184	4.170	4.135	4.102	4.075	4.041
99-31+	Yield	4.140	4.181	4.166	4.129	4.093	4.065	4.029
100-00	Yield	4.134	4.178	4.162	4.123	4.085	4.055	4.017
100-00+	Yield	4.128	4.174	4.157	4.116	4.076	4.044	4.004
100-01	Yield	4.123	4.171	4.153	4.110	4.068	4.034	3.992
100-01+	Yield	4.117	4.168	4.149	4.103	4.059	4.024	3.980
100-02	Yield	4.111	4.164	4.145	4.097	4.051	4.014	3.968

CMO FHASI 039 1A1

Scenario Report (GS)



Goldman
Sachs

3.0 yr Generated: 09/10/2003 16:48:46

CUSIP	Monthly	As Of	9/03	Pricing	9/9/03	Original	135,580,000.00
Description:				Settle	10/2/03	Balance	135,580,000.00
Coupon:	4.200%			Next Proj	11/25/03	Factor	1.00000000
Collateral:	Cpn 5.50 WAC 5.72	WAM 358	WALA 1	Stated Final	0/0/00	Delay	24

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		250	100	125	150	500	800	1200
	Av Life	2.994	5.584	4.799	4.229	1.966	1.516	1.209
Price	Window	11/03-5/09	11/03-9/15	11/03-12/13	11/03-6/12	11/03-1/07	11/03-3/06	11/03-9/05
99-31	Yield	4.146	4.185	4.177	4.170	4.102	4.064	4.022

CMO FHASI 039 1A7

Scenario Report (GS)


Goldman
Sachs

11.5 yr

Generated: 09/16/2003 12:50:10

CUSIP	Monthly	As Of	9/03	Pricing	9/15/03	Original	24,540,000.00
Description:				Settle	9/30/03	Balance	24,540,000.00
Coupon: 5.500%				Next Proj	10/25/03	Factor	1.00000000
Collateral: Cpn 5.50	WAC 5.72	WAM 358	WALA 1	Stated Final	0/0/00	Delay	24

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	CPR	PSA	PSA	PSA	PSA	PSA	CPR
PREPAY		5	100	200	225	250	500	80
	Av Life	15.879	15.242	12.467	11.976	11.543	8.975	1.698
Price	Window	10/08-7/33	10/08-7/33	10/08-7/33	10/08-7/33	10/08-7/33	10/08-7/33	1/05-1/06
98-07	Yield	5.709	5.712	5.732	5.737	5.741	5.774	6.468